April 20, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Craig D. Wilson

100 F Street, NE

Washington, D.C. 20549-4628

Re:                             Virtusa Corporation (the “Company”)

Comment Letter dated as of April 10, 2017

Related to Form 10-K for the fiscal year ended March 31, 2016

Filed on May 27, 2016

Form 10-Q for the quarterly period ended December 31, 2016

Filed February 9, 2017

File No. 001-33625

Dear Mr. Wilson:

This letter is being furnished on behalf of the Company in response to comments contained in the letter dated April 10, 2017 (the “Letter”) from Craig D. Wilson of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Kris Canekeratne, Chairman and Chief Executive Officer of the Company, with respect to the Company’s Form 10-K for the Fiscal Year Ended March 31, 2016 and filed on May 27, 2016 (“Form 10-K”), also the Form 10-Q for the Quarterly Period Ended December 31, 2016 (the “ Form 10-Q “) and filed on February 9, 2017.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized.

Form 10-K for the Fiscal Year Ended March 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 66

1.              In response to prior comment 1, you indicate you will consider disclosing more disaggregated information related to the reconciling item of acquisition-related charges within the non-GAAP financial measures presentations, to the extent material. We note that acquisition-related transaction and integration costs and amortization of intangibles from acquisitions both appear to be individually significant. In addition, the nature of transaction and integration costs is that they do not necessarily affect earnings on a consistent basis, while amortization would appear to affect multiple consecutive periods. Confirm that, in addition to separately presenting material reconciling items, you will separately present items that are different in nature, such as amortization of intangibles from acquisitions and other acquisition-related costs that may not necessarily have an ongoing impact.

•                  We confirm that in addition to separately presenting material reconciling items, in future filings we will separately present items that are different in nature, such as amortization of intangibles and other acquisition related costs that may not necessarily have an ongoing impact.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note (4) Acquisitions, page 97

2.              You indicate in response to prior comment 3 that you determined that the open offer does not meet the definition of a mandatory redeemable financial instrument and therefore is not classified as a liability. In reaching this conclusion as of March 31, 2016, considering that the tender offer was fully subscribed and closed on March 28, 2016, as noted from the disclosure on Form 8-K filed March 30, 2016, tell us in greater detail the basis for your conclusion that the offer is not considered a fixed-price forward contract to buy 26% of Polaris at a stated future date as illustrated in ASC 480-10-55-54. Alternatively, tell us why the accepted offer was not a liability under ASC 210-10-45-9 as of the year ended March 31, 2016. To the extent that you can support that the financial instrument should not be classified as a liability, please further explain why it is appropriate to classify the noncontrolling interest as permanent equity. In this regard, considering that the financial instrument is redeemable for cash at the option of the noncontrolling interest holders, it would appear that the security should be classified outside of permanent equity following the guidance in ASC 480-10-S99-3A.

•                  When concluding on the accounting treatment at March 31, 2016, we considered the referenced guidance, as well as the contractual and legal provisions of the offer and the nature of the underlying transaction.  The open offer period began on March 11, 2016 following the completed acquisition by Virtusa of 53,133,127 shares of Polaris on March 3, 2016 through a share purchase agreement (“SPA”).  The offer by Virtusa to purchase shares of Polaris stock from noncontrolling interest shareholders was made at a price consistent with pricing in the SPA and as required by Indian regulation.  This offer by Virtusa did not modify the Polaris securities held by noncontrolling interest shareholders, which did not include a redemption feature or otherwise become mandatorily redeemable as a result of the SPA closing.  Instead, the offer by Virtusa represents a freestanding arrangement under the definitions in ASC 480-10-20.  As such, the shares themselves would neither be considered mandatorily redeemable nor would they be classified outside of permanent equity under ASC 480-10-S99-3A.  Further, ASC 210-10-45-9 is not applicable as a potential obligation to purchase shares is governed by the specific guidance in ASC 480.

•                  As the offer represents a potential obligation to repurchase shares, we analyzed the offer itself as a potential asset or liability under ASC 480.  That analysis was conducted at inception of the offer and on an ongoing basis.  A key consideration in our assessment was that although the offer period closed on March 28, 2016, this only represented the last date to tender shares as an indication of interest in the offer. Additional conditions still needed to be met before a binding obligation to purchase a determinable number of shares was formed. Specifically, subsequent to this point, shares tendered could be rejected for a number of reasons, including: (i) insufficient documents, (ii) signature mismatch in the share transfer deeds; (iii) invalid share certificates; (iv) non-submission of share certificates/transfer deeds; (v) transfer deeds being unsigned; (vi) tender in excess of offer size, etc.  As a result, at March 31, 2016, the final share count and consideration to be paid was unknown and the information to make this determination was unavailable to us.  Those were determined on April 4, 2016 when the process to qualify applications, as detailed in the Letter of Offer, was completed by a third party share registrar and disclosed to Virtusa.   On that date, and in accordance with applicable Indian regulations, all conditions of the Offer were met and funds were transferred into a special escrow account to fund the settlement.  Consideration was then paid to the successful bidders and shares transferred on April 6, 2016. Further, prior to the settlement date of April 6, 2016 noncontrolling interest shareholders continued to hold legal rights in those shares, including dividend and voting rights.

•                  We considered that under ASC 480-10-30-3, forward contracts to purchase a fixed number of shares for a fixed amount of consideration are measured as a liability at the present value of the cash to be paid. However, as noted the offer did not represent a fixed number of shares, nor was consideration for settlement fixed until April 4, 2016.  In deriving our conclusion, we noted precedent cases where a significant number of shares tendered during the open offer period (up to 45%) didn’t settle.  We believe this uncertainty precluded us from treating the offer as a fixed obligation until that uncertainty was resolved.

•                  We acknowledge that obligations that may require a company to repurchase shares but do not represent an unconditional obligation to purchase a fixed number of shares for a fixed amount of cash are accounted for at fair value under ASC 480-10-30-7 and ASC 480-10-35-5.  However, considering the short window between the initiation of the offer period and its closing, a narrow trading range for Polaris’ stock price over the offer period and there being no meaningful premium on this sale relative to fair value, we did not identify a significant mark to market element.  Therefore, we accounted for this transaction as a treasury stock purchase upon settlement and title transfer, which occurred on April 6, 2016. We also provided detailed disclosure on the transaction and the impact of the subsequent settlement in our 10-K filing for the period ending March 31st, 2016.

Form 10-Q for the Quarterly Period Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of operations, page 26

3.              In response to prior comment 4, you indicate that the revenue generated from clients acquired in the acquisition of Polaris had the most significant impact on the fluctuation in revenue and there is disclosure of the impact to your revenues from the Polaris acquisition throughout your Management Discussion and Analysis and Footnote disclosures. Tell us where the quantitative impact on revenue from the Polaris acquisition is specifically disclosed. Please also confirm that your enhanced disclosures in future filings will include an indication of magnitude of the revenue generated from clients acquired in the acquisition of Polaris.

•                  While we identified the acquisition of Polaris as the primary driver behind the increase in revenue and provided other disclosures on the acquisition itself, we didn’t include a quantitative indication of magnitude within our Management Discussion and Analysis for the period ended December 31, 2016.  Previously, in our Current Report on Form 8-K/A filed on May 18, 2016, we provided historical financial statements for Polaris, which gave a quantitative indication of magnitude for Polaris’ historical revenue.  Subsequent to the acquisition, Virtusa’s product lines have been sold into Polaris clients and Polaris employees have worked on Virtusa projects and clients. This integration has impacted our ability to distinctly quantify the impact of revenue generated from clients acquired from the Polaris acquisition, further complicated by the majority of Polaris revenue being with clients who were also clients of Virtusa prior to the acquisition.  For these reasons, revenue generated from clients acquired in the Polaris acquisition has been tracked by industry and account on a consolidated basis for internal reporting purposes and not split by legal entity selling into those customers. However, when completing our upcoming 10-K filing we’ll disaggregate and include a quantitative indication of magnitude attributable to Polaris.  For subsequent filings, we will not include a quantitative indication of the magnitude attributable to Polaris as Polaris revenue will be fully reflected in the comparative period, reducing its significance when disclosing material trends.

Should you have any questions or require any additional information, please do not hesitate to contact me at 508-389-7450.

Very truly yours,
VIRTUSA CORPORATION
By:	/s/ Paul D. Tutun
Name:	Paul D. Tutun
Title:	Executive Vice President and General Counsel